SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Luckin Coffee Inc.

(Name of Issuer)

Class A ordinary shares, par value $0.000002 per share

(Title of Class of Securities)

54951L109

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 12

CUSIP # 54951L109	Page 2 of 13

1	NAME OF REPORTING PERSONS Joy Capital II, L.P. (“Joy II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

  SOLE VOTING POWER

  39,490,000 Class A ordinary shares (in the form of 4,936,250 ADSs*) (“shares”), all of which are directly owned by Joy   II, except that Joy Capital II GP, L.P. (“Partner II”), the general partner of Joy II, and Joy Capital GP, Ltd., the general   partner of Partner II, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

  SOLE DISPOSITIVE POWER

  39,490,000 shares (in the form of 4,936,250 ADSs), all of which are directly owned by Joy II, except that Partner II and   Joy Capital GP, Ltd. may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,490,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.89%**
12	TYPE OF REPORTING PERSON PN

*	American Depositary Shares (“ADS”), each representing eight Class A ordinary shares, par value $0.000002 per share.
**

Calculation based on 2,092,109,648 outstanding Class A ordinary shares, consisting of 2,079,801,956 Class A ordinary shares issued and outstanding as of December 31, 2022, according to the Issuer, and an additional 12,307,692 Class A ordinary shares that the Reporting Persons have the right to acquire within 60 days from December 31, 2022 through the conversion of 12,307,692 senior preferred shares held by Joy Soda Limited.

CUSIP # 54951L109	Page 3 of 13

1	NAME OF REPORTING PERSONS Joy Capital II GP, L.P. (“Partner II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

  SOLE VOTING POWER

  39,490,000 shares (in the form of 4,936,250 ADSs), all of which are directly owned by Joy II. Partner II and Joy Capital   GP, Ltd. may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

  SOLE DISPOSITIVE POWER

  39,490,000 shares (in the form of 4,936,250 ADSs), all of which are directly owned by Joy II. Partner II and Joy Capital   GP, Ltd. may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,490,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.89%*
12	TYPE OF REPORTING PERSON PN

*

Calculation based on 2,092,109,648 outstanding Class A ordinary shares, consisting of 2,079,801,956 Class A ordinary shares issued and outstanding as of December 31, 2022, according to the Issuer, and an additional 12,307,692 Class A ordinary shares that the Reporting Persons have the right to acquire within 60 days from December 31, 2022 through the conversion of 12,307,692 senior preferred shares held by Joy Soda Limited.

CUSIP # 54951L109	Page 4 of 13

1	NAME OF REPORTING PERSONS Joy Capital GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

  SOLE VOTING POWER

  39,490,000 shares (in the form of 4,936,250 ADSs), all of which are directly owned by Joy II. Partner II and Joy Capital   GP, Ltd. may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

  SOLE DISPOSITIVE POWER

39,490,000 shares (in the form of 4,936,250 ADSs), all of which are directly owned by Joy II. Partner II and Joy Capital GP, Ltd. may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,490,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.89%*
12	TYPE OF REPORTING PERSON OO

*

Calculation based on 2,092,109,648 outstanding Class A ordinary shares, consisting of 2,079,801,956 Class A ordinary shares issued and outstanding as of December 31, 2022, according to the Issuer, and an additional 12,307,692 Class A ordinary shares that the Reporting Persons have the right to acquire within 60 days from December 31, 2022 through the conversion of 12,307,692 senior preferred shares held by Joy Soda Limited.

CUSIP # 54951L109	Page 5 of 13

1	NAME OF REPORTING PERSONS Joy Luck Management Limited (“Joy Luck”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 32,341,000 shares (in form of 4,042,625 ADSs).
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 32,341,000 shares (in form of 4,042,625 ADSs).
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,341,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.55%*
12	TYPE OF REPORTING PERSON CO

*

Calculation based on 2,092,109,648 outstanding Class A ordinary shares, consisting of 2,079,801,956 Class A ordinary shares issued and outstanding as of December 31, 2022, according to the Issuer, and an additional 12,307,692 Class A ordinary shares that the Reporting Persons have the right to acquire within 60 days from December 31, 2022 through the conversion of 12,307,692 senior preferred shares held by Joy Soda Limited.

CUSIP # 54951L109	Page 6 of 13

1	NAME OF REPORTING PERSONS Honour Ample Limited (“Honour”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 35,404,500 shares (in form of 4,425,562 ADSs and 4 shares).
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 35,404,500 shares (in form of 4,425,562 ADSs and 4 shares).
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,404,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.69%*
12	TYPE OF REPORTING PERSON CO

*

Calculation based on 2,092,109,648 outstanding Class A ordinary shares, consisting of 2,079,801,956 Class A ordinary shares issued and outstanding as of December 31, 2022, according to the Issuer, and an additional 12,307,692 Class A ordinary shares that the Reporting Persons have the right to acquire within 60 days from December 31, 2022 through the conversion of 12,307,692 senior preferred shares held by Joy Soda Limited.

CUSIP # 54951L109	Page 7 of 13

1	NAME OF REPORTING PERSONS Joy Soda Limited (“Soda”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,307,692 shares (in form of 12,307,692 senior preferred shares*).
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 12,307,692 shares (in form of 12,307,692 senior preferred shares).
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,307,692
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.59%**
12	TYPE OF REPORTING PERSON CO

*	12,307,692 senior preferred shares were issued by the Issuer to Soda on January 7, 2022.
**

Calculation based on 2,092,109,648 outstanding Class A ordinary shares, consisting of 2,079,801,956 Class A ordinary shares issued and outstanding as of December 31, 2022, according to the Issuer, and an additional 12,307,692 Class A ordinary shares that the Reporting Persons have the right to acquire within 60 days from December 31, 2022 through the conversion of 12,307,692 senior preferred shares held by Joy Soda Limited.

CUSIP # 54951L109	Page 8 of 13

ITEM 1(A).	NAME OF ISSUER

Luckin Coffee Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

28th Floor, Building T3, Haixi Jingu Plaza

1-3 Taibei Road

Siming District, Xiamen, Fujian

People’s Republic of China, 361008

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is filed by Joy Capital II, L.P. (“Joy II”), Joy Capital II GP, L.P. (“Partner II”), Joy Capital GP, Ltd., Joy Luck Management Limited (“Joy Luck”), Honour Ample Limited (“Honour”), and Joy Soda Limited (“Soda”). The foregoing entities are collectively referred to as the “Reporting Persons.”

Joy Capital GP, Ltd. is the general partner of Partner II, which is the general partner of Joy II. Joy Capital GP, Ltd. and Partner II may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Joy II. Joy Capital GP, Ltd., Joy Luck, Honour and Soda are ultimately controlled by Mr. Erhai Liu (“Mr. Liu”). Mr. Liu disclaims beneficial ownership of shares held by Joy II, Joy Luck, Honour, and Soda, except to the extent of Mr. Liu’s pecuniary interest therein, if any.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of Joy II, Partner II and Joy Capital GP, Ltd. is:

c/o Harneys Services (Cayman) Limited

4th Floor, Harbour Place

103 South Church Street, P. O. Box 10240

Grand Cayman KY1-1002

Cayman Islands

The address for Joy Luck is:

Suite 2409, Everbright Centre

108 Gloucester Road

Wanchai, Hong Kong

The address for Honour is:

Craigmuir Chambers

Road Town

Tortola VG1110

British Virgin Islands

The address for Soda is:

Room 2609

China Resources Building

26 Harbour Road

Wanchai, Hong Kong

CUSIP # 54951L109	Page 9 of 13

ITEM 2(C).	CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Class A Ordinary Shares, par value $0.000002 per share. Senior preferred shares, par value $0.000002 per share, are convertible into a number of Class A ordinary shares at the ratio calculated using the then applicable conversion price, which shall initially be the original issue price and is subject to adjustment from time to time.

ITEM 2(D)	CUSIP NUMBER

54951L109

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Class A ordinary shares of the Issuer by the persons filing this Statement is provided as of December 31, 2022:

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

CUSIP # 54951L109	Page 10 of 13

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of Joy II and Partner II, the articles of association of Joy Luck, and the memorandum and articles of association of Joy Capital GP, Ltd., Honour and Soda, the general partner and limited partners, members or directors, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP # 54951L109

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023	Joy Capital II, L.P.

By: Joy Capital II GP, L.P.
Its: General Partner

By: Joy Capital GP, Ltd.
Its: General Partner

	By:	/s/ Erhai Liu
Erhai Liu, Director

Joy Capital II GP, L.P.

By: Joy Capital GP, Ltd.
Its: General Partner

	By:	/s/ Erhai Liu
Erhai Liu, Director

Joy Capital GP, Ltd.

	By:	/s/ Erhai Liu
Erhai Liu, Director

Joy Luck Management Limited

	By:	/s/ Erhai Liu
Erhai Liu, Director

Honour Ample Limited

	By:	/s/ Erhai Liu
Erhai Liu, Director

Joy Soda Limited

	By:	/s/ Erhai Liu
Erhai Liu, Director

CUSIP # 54951L109

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	13